EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated January 29, 2016 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 30, 2015

and as supplemented May 26, 2015, July 1, 2015 and October 2, 2015

Summary of Money Market Fund Reforms

In 2014, the U.S. Securities and Exchange Commission adopted final rules governing the structure and operations of money market funds. Among other things, the final rules (1) require “institutional prime money market funds” (money market funds that do not meet the definitions of a retail money market fund or a government money market fund) to price their shares using current market values of their portfolio securities (i.e., float their net asset value (NAV)); and (2) permit a board of a money market fund to impose liquidity fees and redemption gates depending on the percentage of a fund’s “weekly liquid assets.” The compliance date for the liquidity fees and redemption gates and for an institutional prime money market fund to float its NAV is October 2016. Under the final rules, government money market funds are not required to float their NAV or make themselves subject to liquidity fees or redemption gates.

Change to a Government Money Market Fund

At a meeting held on November 17-18, 2015, the Board of Trustees of Ivy Funds Variable Insurance Portfolios (Board) considered the effects of these rules on Ivy Funds VIP Money Market (the Portfolio) and approved a recommendation made by Waddell & Reed Investment Management Company, the Portfolio’s investment manager, to convert the Portfolio to a government money market fund on or about October 1, 2016.

As a government money market fund, the Portfolio will be required to invest at least 99.5% of its assets in (i) cash, (ii) debt securities issued or guaranteed by the U.S. government or certain U.S. government agencies or instrumentalities (government securities), and/or (iii) repurchase agreements that are fully collateralized by cash and/or government securities. By converting to a government money market fund, the Portfolio will continue to seek to maintain a stable NAV per share. In addition, a government money market fund is not required to be subject to liquidity fees or redemption gates. While the Board may elect in the future to subject the Portfolio to liquidity fees or redemption gates, the Board has not elected to do so at this time and has no current intention to do so.

The following replaces the first sentence of the third paragraph of the “Principal Investment Strategies” section for Ivy Funds VIP Global Bond:

The Portfolio may invest in both investment and non-investment grade securities. It may invest up to 100% of its total assets in non-investment grade bonds, commonly called junk bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality.

The following replaces the first and second sentences of the fourth paragraph of the “More about the Portfolios – Additional Information about Principal Investment Strategies, Other Investments and Risks – Ivy Funds VIP Global Bond” section:

Bonds and other debt securities may be of any maturity (except that, for this purpose, a “bond” is any debt security with an initial maturity greater than one year.) The Portfolio may invest in both investment and non-investment grade securities. It may invest up to 100% of its total assets in non-investment grade debt securities, primarily of foreign issuers, or unrated securities determined by WRIMCO to be of comparable quality.